Mail Stop 04-07								September
30,
2005

Via U.S. Mail and Fax (212- 483 0001)

Linden J. Boyne
Chief Financial Officer
ADVANCE NANOTECH, INC
30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

Re:	ADVANCE NANOTECH, INC
	Form 10-KSB/A for the year ended December 31, 2004
      Filed May 09, 2005

      Form 10-QSB for fiscal quarter ended March 31, 2005

      Form 10-QSB for fiscal quarter ended June 30, 2005

	File No. 0-10065


Dear Mr. Boyne:

We have reviewed your supplemental response letter dated August
25,
2005 as well as your filing and have the following comments. As noted in our comment letter dated June 22, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 10-KSB/A for the year ended December 31, 2004

1. We note your response to comment 2. We note in the registration rights agreements that if a "non-registration event" occurs then you are required to pay liquidated damages equal to 1.5% of the
aggregate
purchase price for each thirty day period during the pendency of the
non-registration event. We also note that you have the option to pay
the non-registration event penalty in cash or in registered shares of
your common stock.  We believe that under paragraph 20 of EITF 00-
19,
it is not appropriate to assume net-share settlement as the number of
shares required to pay the penalty is essentially indeterminate
and
will increase exponentially as your share market price decreases. Therefore net-cash settlement should be assumed. We believe that you should amend the financial statements filed with your March 31,
2005
and June 30, 2005 Form 10-Qs to:

* Classify the warrants as a liability, initially measured at fair value with subsequent changes in fair value reported in earnings as long as the warrants remain classified as liabilities.

* Record an immediate charge in your statement of operations for the quarter ended March 31, 2005 for the excess of the fair value assigned to the warrants over the net proceeds from the offering. This charge should also include the fair value of the warrants issued to the private placement agent.

* Classify all previously issued warrants and options to non-employees as a liability. This is due to the fact that as a result of the issuance of the warrants in the private offering, it is not appropriate to assume that you will have an enough number of authorized and unissued shares to shares to settle the contract.

Please revise or advise.







*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Al
Rodriguez, Staff Accountant, at (202) 551-3370 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions. Please file your response letter on EDGAR.



							Sincerely,
							/s/ Carlos Pacho
							for Larry Spirgel
							Assistant Director

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Linden J. Boyne
ADVANCE NANOTECH, INC
October 1, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE